SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

                                   Commission  File  Number:  000-26271
(Check  one)

|  |  Form  10-K  and  Form  10-KSB      |  |  Form  20-F      |  |  Form 11-K
|X |  Form  10-Q  and  Form  10-QSB      |  |  Form  N-SAR

     For  the  period  ended  June  30,  1999

|  |  Transition  Report  on  Form  10-K  and  Form  10-KSB
|  |  Transition  Report  on  Form  20-F
|  |  Transition  Report  on  Form  11-K
|  |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
|  |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: __________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full  name  of  registrant:     First  Capital  International,  Inc.

Former  name  if  applicable:   Not  applicable

Address  of  principal
executive  office:              5120  Woodway,  Suite  9004

City,  State  and  Zip  Code:   Houston,  Texas  77067

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                                     PART II

                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


     |X| (a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;


     |X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because the financial statements, management discussion and analysis, and other items have not been completed. The Company's registration statement on Form 10-SB was filed on June 4, 1999 and management resources have been focused on preparing an amendment to the Form 10-SB in response to the Commission's comments.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:
          Alex  Genin            (713)             629-4866
          (Name)              (Area Code)      (telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                        |  |  YES     |  |  No

          Not applicable. The Form 10-QSB is the first report required to be filed.

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                        |X|  YES     |  |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:
     -----------

     A reasonable estimate of results of operations cannot be made because management has not completed the financial statements.




                              First  Capital  International,  Inc.
                              (Name  of  Registrant  as  Specified  in  Charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

August  16,  1999             ____________________________________
                              By  /s/  Alex Genin
                                       Alex Genin
                                       Director, CEO and President


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